January 6, 2010

Via EDGAR:

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Anheuser-Busch InBev SA/NV Registration Statement on Form F-4,
as amended, January 6, 2010 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anheuser-Busch InBev SA/NV (“AB InBev”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4, File No. 333-163464 relating to the registration by AB InBev of its guaranteed U.S.$1,500,000,000 principal amount of 3.000% Notes due 2012, U.S.$1,250,000,000 principal amount of 4.125% Notes due 2015, U.S.$2,250,000,000 principal amount of 5.375% Notes due 2020 and U.S.$500,000,000 principal amount of 6.375% Notes due 2040 (the “Exchange Notes”), which are being offered to existing noteholders in exchange for substantially identical notes originally sold by AB InBev in an exempt offering on October 16, 2009 (the “Outstanding Notes”) be accelerated so that it will be declared effective at 12 p.m. Eastern Standard Time on January 8, 2010, or as soon as possible thereafter (the “Effective Time”).

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

AB InBev hereby acknowledges its responsibilities under the Securities Act of 1933, as amended (the “Securities Act”) as they relate to the above-referenced Registration Statement. In addition, AB InBev hereby acknowledges that:

(1)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve

AB InBev from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	AB InBev may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, in connection with the Registration Statement, AB InBev hereby makes the following representations to the Commission:

(1)	AB InBev is registering under the Securities Act the Exchange Notes to be offered in the exchange offer in reliance on the staff’s position in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”); and

(2)	AB InBev has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of AB InBev’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, AB InBev will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise ) that any securityholder using the exchange offer to participate in a distribution of the Exchange Notes to be acquired in the registered exchange offer (a) may not rely on the staff position in the Exxon Capital Letter or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. AB InBev acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing (except in the case of sales by a broker-dealer of Exchange Notes received in exchange for Outstanding Notes acquired for its own account as a result of market-making or other trading activities) the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

Furthermore, in accordance with the terms and conditions set forth in Shearman & Sterling (available July 2, 1993), AB InBev makes the following additional representations to the Commission:

(1)	neither AB InBev nor any affiliate of AB InBev has entered into any arrangement or understanding with a broker-dealer to distribute the Exchange Notes; and

(2)	AB InBev

(a)	will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Outstanding Notes and containing a description of the plan of distribution with respect to such resales; and

(b)	will require as a condition to participation in the exchange offer that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it must agree to deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer; provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please contact George H. White of Sullivan & Cromwell LLP at +44 20 7959 8900 or me at (212) 573-4366 with any questions you may have. In addition, please notify Mr. White when this request for acceleration has been granted.

Sincerely,

By:	/s/ John Blood
John Blood Vice President, Legal Anheuser-Busch InBev Services, LLC Authorized Representative in the United States for Anheuser-Busch InBev SA/NV

cc:	Paul M. Dudek
Cathey Baker
James Lopez
(Securities and Exchange Commission)

Felipe Dutra
Sabine Chalmers
Robert Ottenstein
Ann Randon
(Anheuser-Busch InBev SA/NV)

Jos Briers
(KPMG)

Jennifer Harper
(PricewaterhouseCoopers)

George H. White
David B. Rockwell
Neal McKnight
Laura D. Compton
John Horsfield-Bradbury
(Sullivan & Cromwell LLP)